OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0157 Expires: August 31, 2013 Estimated average burden hours per response. . . . . . . .3

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

Instructions for using Form N- 8F

This form may be filed by an investment company ("fund") that is currently registered with the Securities and Exchange Commission under the Investment Company Act of 1940 ("Act"), is seeking to deregister, and is in one of the four categories in Instruction 1 below.

1.	To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1 [17 CFR 270.8f-1]:

(a) The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund ("Merger");

(b) The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs ("Liquidation");

(c) The fund qualifies for an exclusion from the definition of "investment company" under section 3(c)(1) or section 3(c)(7) of the Act ("Abandonment of Registration"); or

(d) The fund has become a business development company ("Business Development Company").

2.
If the fund is not eligible to use this form, refer to rule 0-2 under the Act [17 CFR 270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

3.	This form and all exhibits must be submitted electronically to the Commission in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4.	Amendments to this form also must be filed electronically (see Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5.	No fee is required to submit this form or any amendments.

6.	Funds are reminded of the requirement to timely file a final Form N-SAR with the Commission. See rule 30b1-1 under the Act [17 CFR 270.30b1-1]; Form N-SAR [17 CFR 274.101].

SEC's Collection of Information
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction 1 may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 3 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

Potential persons who are to respond to the collection of
SEC 1691 (9-10)	information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☒	Liquidation

☐	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Defenders Multi-Strategy Hedge Fund, LLC

3.	Securities and Exchange Commission File No.: 811-21247

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application	☐	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Defenders Multi-Strategy Hedge Fund, LLC One Jericho Plaza Jericho, NY 11753

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Pamela Poland Chen, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 (212) 756-2149

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Ivy Asset Management LLC One Jericho Plaza Jericho, NY 11753

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐	Open-end	☒	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

BNY Investment Advisors One Wall Street, New York, New York 10286

Ivy Asset Management LLC One Jericho Plaza Jericho, New York 11753

BNY Investment Advisors served as the investment adviser of the Fund and Ivy Asset Management LLC served as sub-adviser of the Fund from the Fund’s inception until January 2009, at which time Ivy Asset Management LLC became the investment adviser of the Fund (and BNY Investment Advisors was no longer involved in the management of the Fund).

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

BNY Hamilton Distributors, Inc. 3435 Stelzer Road Columbus, OH 43219

MBSC Securities Corporation 200 Park Avenue New York, New York 10166

BNY Hamilton Distributors, Inc. served as a distributor of the fund from the Fund’s commencement until March 2009.  MBSC Securities Corporation was approved as a distributor of the fund in February 2008.

13.	If the fund is a unit investment trust ("UIT") provide:

(a)	Depositor's name(s) and address(es):

(b)	Trustee's name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐	Yes	☒	No

If Yes, for each UIT state:
Name(s):

File No.: 811- __________

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒	Yes	☐	No

If Yes, state the date on which the board vote took place: July 16, 2010

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐	Yes	☒	No

If Yes, state the date on which the shareholder vote took place:

If No, explain: Pursuant to Section 6.1 of the Fund's limited liability company agreement, a shareholder vote is not required in order to liquidate or dissolve the Fund.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☐	Yes	☒	No Please see response to Item 18(b) below.

(a)	If Yes, list the date(s) on which the fund made those distributions:

(b)	Were the distributions made on the basis of net assets? Not Applicable.

☐	Yes	☐	No

(c)	Were the distributions made pro rata based on share ownership? Not Applicable.

☐	Yes	☐	No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Please see response to Item 18(b) below.  The Board of Managers of the Fund (the "Board"), pursuant to a Plan of Liquidation, directed that the Fund transfer all of its remaining assets into a liquidating trust, which periodically will make cash distributions based upon each shareholder's pro rata ownership in the liquidating trust, which corresponds to the percentage of units of the Fund owned by such shareholder.  The first cash distribution by the liquidating trust, which is expected to amount to approximately 75% of the net asset value of the Fund as of August 31, 2010, will be made around the end of October 2010.

(e)	Liquidations only: Were any distributions to shareholders made in kind?.

	☐	Yes	☒	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: Has the fund issued senior securities?

☐	Yes	☒	No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

☐	Yes	☒	No Please see response to Item 18(b) below.

If No,
(a)	How many shareholders does the fund have as of the date this form is filed? None.

(b)	Describe the relationship of each remaining shareholder to the fund:

On July 16, 2010, consistent with the recommendation of the Fund's investment adviser, the Board determined that it would be in the best interests of shareholders to liquidate the Fund and directed the Fund to enter into an Agreement and Plan of Liquidation that was approved by the Board (the "Plan"), with Ivy Asset Management LLC ("Ivy").  Consistent with the Plan, a Delaware statutory trust was formed pursuant to a trust agreement dated September 24, 2010 (the "Liquidating Trust").  Under the terms of the Plan, Ivy serves as Liquidator of the Liquidating Trust, and does not receive any fee in exchange for these services.  Each shareholder of the Fund has received a pro rata beneficial interest in the Liquidating Trust based on the percentage of units of the Fund owned by such shareholder as of September 30, 2010.  Effective immediately after the close of business on September 30, 2010, all of the Fund's remaining assets and liabilities were transferred by the Fund to the Liquidating Trust.  The transferred assets consisted of all cash, receivables on investments sold and interests in underlying hedge funds that could not be redeemed prior to September 30, 2010 due to their less liquid nature, and all rights, title, and interest in all of the Fund's assets.  The Liquidating Trust will seek to raise cash through an orderly liquidation of the Liquidating Trust's assets and distribute cash, net of amounts needed to pay Liquidating Trust expenses and other liabilities, periodically to the holders of beneficial interests of the Trust (i.e., the former shareholders of the Fund).  As of the date of this filing, the Fund has no assets or liabilities and was dissolved under the state law of Delaware on October 1, 2010.

The Liquidating Trust is not required to register under the Investment Company Act of 1940 ("1940 Act') because all of its activities are incidental to its dissolution.  See Section 7(a) of the 1940 Act.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☒	Yes	☐	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders: Please see response to Item 18(b).

III.	Assets and Liabilities

	20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

☐	Yes	☒	No

Please see response to Item 18(b). The Fund was dissolved under the state law of Delaware on October 1, 2010.

If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐	Yes	☐	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐	Yes	☒	No

Please see response to Item 18(b).

If Yes,
		(a)	Describe the type and amount of each debt or other liability:

		(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

	22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $0

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately): $0

(iv)	Total expenses (sum of lines (i)-(iii) above): $0

	(b)	How were those expenses allocated? Not Applicable.

(c)
Who paid those expenses?  Not Applicable.  Pursuant to the Plan of Liquidation approved by the Board, following the July 16th approval of the Plan of Liquidation, all legal expenses incurred in connection with the Fund's liquidation are being paid for by Ivy, who was appointed by the Board as the liquidator of the Fund.  No other expenses have been incurred by the Fund in connection with the liquidation.  The Liquidating Trust will bear its own ongoing expenses (e.g., administration and legal fees).

	(d)	How did the fund pay for unamortized expenses (if any)? Not Applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐	Yes	☒	No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

	24.	Is the fund a party to any litigation or administrative proceeding?

☐	Yes	☒	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐	Yes	☒	No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

	26.	(a)	State the name of the fund surviving the Merger:

		(b)	State the Investment Company Act file number of the fund surviving the Merger: 811- __________

		(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

		(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Defenders Multi-Strategy Hedge Fund, LLC, (ii) he or she is an authorized signatory of Defenders Multi-Strategy Hedge Fund, LLC, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

(Signature)

Ivy Asset Management LLC

o/b/o Defenders Multi-Strategy Hedge Fund, LLC

/s/ Douglas W. Squasoni
Douglas W. Squasoni
Authorized Signatory